Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

82-3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
November 12th 2003

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- November 6th 2003

Sincelery yours.

Finance Department Manager

F. MOREAU

dlw 11/18

P 10

Personal copy : Miss Sandra FOLSON

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, November 6, 2003

CIMENTS FRANÇAIS: NET INCOME INCREASE; HIGH LEVEL OF EXCEPTIONAL ITEMS

The Board of Directors, convening on 4th November 2003 under the chairmanship of Yves René Nanot, reviewed the consolidated accounts at 30th September 2003. These accounts are not audited and were established in accordance with the Group's accounting standards.

CONSOLIDATED SALES AT 30th SEPTEMBER 2003

At 30th September 2003, consolidated net sales stands at **2,204.3 million euros,** showing a reduction of 1.1% compared with that of 2002, **though up +3.0% on a like-for-like basis.**

Breakdown by geographic area	30th September			
(in millions of euros)	2003	2002	%	% (1)
FRANCE	*889*	*897*	-0.9%	-0.9%
EUROPEAN UNION (excl. France)	*393*	*371*	6.0%	5.1%
OTHER COUNTRIES	*922*	*961*	-4.1%	5.9%
TOTAL	***2,204***	***2,229***	**-1.1%**	**3.0%**

(1) On a like-for-like basis

Breakdown by business	30th September			
(in millions of euros)	2003	2002	%	% (1)
CEMENT	*1,425*	*1 467*	-2.8%	3.1%
AGGREGATES/RMC	*716*	*697*	2.7%	2.8%
OTHERS	*63*	*65*	-3.2 %	1.4%
TOTAL	***2,204***	***2,229***	**-1.1 %**	**3.0%**

(1) On a like-for-like basis

CONSOLIDATED ACCOUNTS

(In millions of euros)	September 30, 2003	September 30, 2002	Variation %
Net sales	2,204.3	2,229.2	-1.1%
Operating income	402.1	423.2	-5.0%
Net income (Group Share)	193.9	156.4	23.9%

OPERATIONS

The trends of the first half continued with business shrinking in France, Belgium and the United States, high level in southern Europe and growth in some emerging countries.

RESULTS

The operating profit has reduced, severely affected by the exchange rate effect. The quarter shows a particularly high level of exceptional items (42.6 M€) mainly due to the positive results of litigations that had been previously accrued for. Net income rose to 193.9 million euros against 156.4 million euros at 30th September 2002.
The Group's net indebtedness was reduced by 166 million euros to 1,435 million euros at 30th September 2003 against 1,601 million euros at 31st December 2002.

OUTLOOK FOR 2003

In the continuing uncertain economic and monetary climate, a reduction of the operating profit is anticipated, which will be largely due to exchange rate effects. The level of favourable exceptional items could however allow to reach a net income level comparable to that of the previous financial year.

Visit our web sites :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

APPENDIX

CIMENTS FRANÇAIS GROUP
CONSOLIDATED STATEMENT OF INCOME
AS OF SEPTEMBER 30

In M€	**2003**	**2002**
Net sales	**2,204.3**	**2,229.2**
Gross operating income	**567.5** *25.7%*	**588.8** *26.4%*
Operating income	**402.1** *18.2%*	**423.2** *19.0%*
Net interest expense	(69.7)	(79.4)
Other income and expense	41.6	(27.7)
Income before taxes and minority interests	**374.1** *17.0%*	**316.2** *14.2%*
Income taxes	(120.8)	(107.4)
Equity in net income affiliates	6.1	6.7
Amortization and depreciation of goodwill and other intangibles	(37.7)	(41.2)
Net income before minority interests	**221.7** *10.1%*	**174.3** *7.8%*
Minority interests	(27.9)	(17.9)
Consolidated net income (Group share)	**193.9** *8.8%*	**156.4** *7.0%*

APPENDIX

CIMENTS FRANÇAIS GROUP
BALANCE SHEET AS OF SEPTEMBER 30

In M€	30 September 2003	31 December 2002
Fixed assets	3,867.5	4,069.8
Current assets	292.0	319.5
Cash and cash equivalent	940.0	852.5
TOTAL ASSETS	**5,099.5**	**5,241.8**

	30 September 2003	31 December 2002
Shareholders'equity and minority interests	2,015.5	2,025.3
Perpetual floating rate notes	324.6	324.6
Other liabilities	498,4	511.8
Financial debt	1,355.1	1,477.5
Other creditors	905.8	902.6
TOTAL LIABILITIES	**5,099.5**	**5,241.8**

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
November 12th 2003

03 NOV 18 AM 7:21

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- November 12th 2003

Sincelery yours.

Finance Department Manager

F. MOREAU

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, November 6, 2003

CIMENTS FRANÇAIS: NET INCOME INCREASE; HIGH LEVEL OF EXCEPTIONAL ITEMS

The Board of Directors, convening on 4th November 2003 under the chairmanship of Yves René Nanot, reviewed the consolidated accounts at 30th September 2003. These accounts are not audited and were established in accordance with the Group's accounting standards.

CONSOLIDATED SALES AT 30th SEPTEMBER 2003

At 30th September 2003, consolidated net sales stands at **2,204.3 million euros,** showing a reduction of 1.1% compared with that of 2002, **though up +3.0% on a like-for-like basis.**

Breakdown by geographic area	**30th September**			
(in millions of euros)	**2003**	**2002**	**%**	**% (1)**
FRANCE	*889*	*897*	-0.9%	-0.9%
EUROPEAN UNION (excl. France)	*393*	*371*	6.0%	5.1%
OTHER COUNTRIES	*922*	*961*	-4.1%	5.9%
TOTAL	***2,204***	***2,229***	**-1.1%**	**3.0%**

(1) On a like-for-like basis

Breakdown by business	**30th September**			
(in millions of euros)	2003	2002	%	% (1)
CEMENT	*1,425*	*1 467*	-2.8%	3.1%
AGGREGATES/RMC	*716*	*697*	2.7%	2.8%
OTHERS	*63*	*65*	-3.2 %	1.4%
TOTAL	***2,204***	***2,229***	**-1.1 %**	**3.0%**

(1) On a like-for-like basis

CONSOLIDATED ACCOUNTS

(In millions of euros)	September 30, 2003	September 30, 2002	Variation %
Net sales	2,204.3	2,229.2	-1.1%
Operating income	402.1	423.2	-5.0%
Net income (Group Share)	193.9	156.4	23.9%

OPERATIONS

The trends of the first half continued with business shrinking in France, Belgium and the United States, high level in southern Europe and growth in some emerging countries.

RESULTS

The operating profit has reduced, severely affected by the exchange rate effect. The quarter shows a particularly high level of exceptional items (42.6 M€) mainly due to the positive results of litigations that had been previously accrued for. Net income rose to 193.9 million euros against 156.4 million euros at 30th September 2002.
The Group's net indebtedness was reduced by 166 million euros to 1,435 million euros at 30th September 2003 against 1,601 million euros at 31st December 2002.

OUTLOOK FOR 2003

In the continuing uncertain economic and monetary climate, a reduction of the operating profit is anticipated, which will be largely due to exchange rate effects. The level of favourable exceptional items could however allow to reach a net income level comparable to that of the previous financial year.

Visit our web sites :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

APPENDIX

CIMENTS FRANÇAIS GROUP
CONSOLIDATED STATEMENT OF INCOME
AS OF SEPTEMBER 30

In M€	2003	2002
Net sales	**2,204.3**	**2,229.2**
Gross operating income	**567.5** *25.7%*	**588.8** *26.4%*
Operating income	**402.1** *18.2%*	**423.2** *19.0%*
Net interest expense	(69.7)	(79.4)
Other income and expense	41.6	(27.7)
Income before taxes and minority interests	**374.1** *17.0%*	**316.2** *14.2%*
Income taxes	(120.8)	(107.4)
Equity in net income affiliates	6.1	6.7
Amortization and depreciation of goodwill and other intangibles	(37.7)	(41.2)
Net income before minority interests	**221.7** *10.1%*	**174.3** *7.8%*
Minority interests	(27.9)	(17.9)
Consolidated net income (Group share)	**193.9** *8.8%*	**156.4** *7.0%*

APPENDIX

CIMENTS FRANÇAIS GROUP
BALANCE SHEET AS OF SEPTEMBER 30

In M€	30 September 2003	31 December 2002
Fixed assets	3,867.5	4,069.8
Current assets	292.0	319.5
Cash and cash equivalent	940.0	852.5
TOTAL ASSETS	**5,099.5**	**5,241.8**

	30 September 2003	31 December 2002
Shareholders'equity and minority interests	2,015.5	2,025.3
Perpetual floating rate notes	324.6	324.6
Other liabilities	498,4	511.8
Financial debt	1,355.1	1,477.5
Other creditors	905.8	902.6
TOTAL LIABILITIES	**5,099.5**	**5,241.8**